Exhibit 28 (n)(11b) under form N-1A

Exhibit 99 under Item 601/Reg. S-K

ADVISoR Shares Exhibit

To

Multiple Class Plan

(12/1/18)

1.       SEPARATE ARRANGEMENT AND EXPENSE ALLOCATION

Advisor (“AVR”) Shares are available exclusively for shareholders investing through certain financial intermediaries that have entered into an agreement with the Funds’ distributor who has approved them for the sale of AVR Shares. For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement of the AVR Shares will consist of sales and shareholder servicing by financial intermediaries. In connection with this basic arrangement, AVR Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated AVR Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	Up to 25 basis points (0.25%) of the average daily net asset value
12b-1 Fee	As set forth in the attached Schedule
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of AVR Shares as described in Section 3 of the Plan

2.       CONVERSION AND EXCHANGE PRIVILEGES

For purposes of Rule 18f-3, AVR Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	None.
Exchange Privilege:	AVR Shares may be exchanged into any Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Shares of Federated Institutional Money Market Management, Federated Institutional Prime Obligations Fund, Federated Institutional Tax-Free Cash Trust, Federated Institutional Prime Value Obligations Fund, Class A Shares of Federated Government Reserves Fund and Class R Shares of any Fund, provided that the shareholder meets any shareholder eligibility and minimum initial investment requirements for the Shares to be purchased, (if applicable), both accounts have identical registrations, and the shareholder receives a prospectus for the fund in which the shareholder wishes to exchange.

An exchange will be treated as a redemption and a subsequent purchase, and will be a taxable transaction. Exchange privileges may be modified or terminated at any time.

Schedule of Funds
Offering AVR Shares

The Funds set forth on this Schedule each offer AVR Shares on the terms set forth in the AVR Shares Exhibit to the Multiple Class Plan, in each case as indicated below. The 12b-1 fees indicated are the maximum amounts authorized based on the average daily net asset value. Actual amounts accrued may be less.

1.       AVR SHARES SUBJECT TO THE BASIC LOAD SCHEDULE

Multiple Class Company Series	12b-1 Fee

Money Market Obligation Trust
Federated Government Obligations Fund	None
Federated Prime Cash Obligations Fund	None
Federated Tax Free Obligations Fund	None